Exhibit 3.1

Bylaw Amendment

The Second Amended and Restated Bylaws of CEVA, Inc., a Delaware corporation (the “Company”), are hereby amended as follows:

Sections 2.5 (b) and (c) of the Company’s Second Amended and Restated Bylaws are amended and restated in their entirety as follows:

“Section 2.5 Quorum and Voting

(b) When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock present or represented and voting on such matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority in voting power of the shares of stock of that class present or represented and voting on such matter), except when a different vote is required by law, the Certificate of Incorporation or these By-laws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.”